Mail Stop 4561

August 1, 2006

Glen E. Shipley
Chief Financial Officer and Secretary
Internet Commerce Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

> **Re:** **Internet Commerce Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 6, 2006**
> **File No. 333-134705**
>
> **Current Report on Form 8-K filed May 12, 2006**
> **Current Report on Form 8-K/A filed June 5, 2006**
> **Current Report on Form 8-K/A filed June 30, 2006**
> **File No. 0-24996**

Dear Mr. Shipley:

We have reviewed your filings and amended registration statement and have the following comments.

Form S-3/A

General

1.   Please file updated consents from your auditors and an updated legal opinion with your next amendment.

Selling Stockholders, page 10

2.   Please refer to prior comment 2 from our letter dated June 23, 2006. We note your revised disclosure regarding the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by Crossbow Venture Partners, First Island Capital and RG Securities. However, no natural person disclosure was provided for Oppenheimer & Co. Please revise.

3.   Please refer to prior comment 3 from our letter dated June 23, 2006. We note your revised disclosure that First Island Capital and RG Securities are affiliates of registered broker-dealers. However, it is unclear whether Oppenheimer & Co. and Messrs. Goodman, Garfin and Solomon are affiliates of registered broker-dealers. Given your disclosure that they received the shares being offered on their behalf upon exercise of warrants issued as compensation for financial services provided in previous unregistered offerings of your securities, it appears these selling stockholders may have been affiliates of registered broker-dealers or performing activities of broker-dealers when the warrants were earned. Please clarify the nature of the financial services and otherwise revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (404) 365-9532
       Larry W. Shackelford, Esq.
       Morris, Manning & Martin, LLP
       Telephone: (404) 233-7000